January 20, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Alex King & Geoffrey Kruczek

Re:	Inflection Point Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed January 12, 2023

File No. 333-267846

Dear Mr. King / Mr. Kruczek:

On behalf of our client, Inflection Point Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated January 19, 2023 (the “Comment Letter”), with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-4, filed on January 12, 2023 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No.4 to the Registration Statement (“Amendment No.4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No.4. Capitalized terms used but not defined herein have the meanings set forth in Amendment No.4.

Amendment No.3 to Registration Statement on Form S-4 filed January 12, 2023

Exhibits

1.	Refer to Exhibit 8.1 and your disclosure beginning on page 189. Because it appears counsel cannot provide a “will” opinion, the disclosure, including on page 189, summary and risk factors, should explain why it cannot give a “will” opinion (e.g., lack of authority) and to describe the degree of uncertainty in the opinion and the risks of uncertain tax treatment to investors. Additionally, it also appears inappropriate to exclude from the scope of the opinion Section 367 and the PFIC rules, as Exhibit 8.1 indicates. See Staff Legal Bulletin No. 19, footnote 44 and accompanying text. Please file a revised opinion.

Response: The Company advises the Staff that White & Case LLP has delivered an updated opinion of counsel to Inflection Point that states that the Domestication “will” qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code (the “Revised Tax Opinion”). The Revised Tax Opinion is filed as Exhibit 8.1 to Amendment No.4. The Company has revised the disclosures on pages 19, 69-70 and 189 of Amendment No.4 to reflect the Revised Tax Opinion.

In accordance with Staff Legal Bulletin No. 19, footnote 44 and accompanying text, the Revised Tax Opinion also more clearly states that White & Case LLP is unable to opine on the effects of Section 367(b) and the application of the PFIC rules with respect to the Domestication due to the inherently factual nature of the analysis or the uncertainty in the application of the law.

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Michael Blitzer, Inflection Point Acquisition Corp.